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                              September 22, 2020

       Diana Jajeh
       Chief Accounting Officer
       GameStop Corp.
       625 Westport Parkway
       Grapevine, Texas 76051

                                                        Re: GameStop Corp.
                                                            Form 10-K for the
Fiscal Year Ended February 1, 2020
                                                            Filed March 27,
2020
                                                            Form 8-K Filed
March 26, 2020
                                                            File No. 1-32637

       Dear Ms. Jajeh:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K Filed March 26, 2020

       Exhibit 99.1, page 1

   1. Reference is made to your bold disclosure of adjusted operating income on page 1 which precedes the most
directly comparable GAAP measure. Please present the most
                                                        directly comparable
GAAP measure with equal or greater prominence in future filings.
                                                        Refer to Item
10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of
                                                        Corporation Finance's
Compliance and Disclosure Interpretations for Non- GAAP
                                                        Financial Measures.
   2. Reference is made to your disclosure of adjusted free cash flow on page 12. Item
                                                        10(e)(1)(ii)(A) of
Regulation S-K prohibits excluding charges or liabilities that required, or will require, cash
settlement, or would have required cash settlement absent an ability to settle in another
manner, from non-GAAP liquidity measures, other than the measures
 Diana Jajeh
GameStop Corp.
September 22, 2020
Page 2
         earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA). Please tell us why this non-GAAP measure is not prohibited given the adjustment for the rollover of accounts payable payments.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Adam Phippen at (202) 551-3336 or Bill Thompson at (202) 551-
3344 with any questions.



FirstName LastNameDiana Jajeh                                 Sincerely,
Comapany NameGameStop Corp.
                                                              Division of
Corporation Finance
September 22, 2020 Page 2                                     Office of Trade &
Services
FirstName LastName